767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax September 20, 2021

VIA EDGAR TRANSMISSION

Margaret Schwartz

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Re:	GS Acquisition Holdings Corp II

Amendment No. 2 to Registration Statement on Form S-4 Filed September 3, 2021

Filed by GS Acquisition Holdings Corp II

File No. 333-257535

Dear Ms. Schwartz:

On behalf of our client, GS Acquisition Holdings Corp II, (“GSAH”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 17, 2021, relating to the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on June 30, 2021, as amended August 11, 20211 and September 3, 2021. In connection with these responses, GSAH is filing, electronically via EDGAR to the Commission, an amendment to the Registration Statement (the “Amended Registration Statement”) on the date of this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, GSAH has revised the Registration Statement to update certain other disclosures.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4 filed September 3, 2021

Risk Factors, page 72

1.	Comment: In the risk factors on pages 85 you state that you have been subject to a failure or breach of your or your vendors’ information technology, data security infrastructure, or the

Securities and Exchange Commission September 20, 2021 Page 2

security infrastructure of your products, or the discovery or exploitation of defects or vulnerabilities in the same, and on page 103 you state that you have been subject to product recalls. Please revise to provide the details of such events, including when such events occurred.

Response: The Company respectfully acknowledges the Staff’s comment. With respect to the Staff’s comment regarding a failure or breach of Mirion’s or Mirion’s vendors’ information technology, data security infrastructure, or the security infrastructure of Mirion’s products, or the discovery or exploitation of defects or vulnerabilities in the same, the Company respectfully advises the Staff that the details of such events have been disclosed on page 85 of the Amended Registration Statement, and there are no further such events to disclose. In response to the Staff’s comment with respect to product recalls, the Company has revised the disclosure on page 103 of the Amended Registration Statement.

Proposal No. 1 - Approval of the Business Combination

Background of the Business Combination, page 178

2.

Comment: We note your response to our prior comment number 6. In order for an investor to evaluate the Board’s process in approving the terms of the Business Combination, please revise to provide the full quantitative DCF analysis (including e.g., the sensitivities applied to Mirion’s business and related assumptions) and the EBITDA figures used in the peer analysis.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on pages 183, 184, 185 and 187 of the Amended Registration Statement.

Litigation Relating to the Business Combination, page 207

3.

Comment: We note your disclosure concerning the lawsuit filed by Tim Holtom on page 207. Please revise to more specifically explain the allegations in the complaint. Address in your revisions the factual basis alleged to underlie each of the plaintiff’s claims. Refer to Item 103 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on pages 65, 66, 129, 130, 210 and 211 of the Amended Registration Statement.

Exhibits

4.

Comment: Please revise the preliminary proxy card to clarify that the approval of certain proposals are conditioned upon the approval of other specified proposals. See Rule 14a-4(a)(3) of Regulation 14A.

Securities and Exchange Commission September 20, 2021 Page 3

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the preliminary proxy card.

[Remainder of Page Intentionally Left Blank]

Securities and Exchange Commission September 20, 2021 Page 4

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8552 or by e-mail at michael.aiello@weil.com.

Sincerely yours,

/s/ Michael J. Aiello

Michael J. Aiello

cc:	Tom Knott, Chief Executive Officer, GS Acquisition Holdings Corp II
Brian Parness, Esq., Weil, Gotshal & Manges LLP